Exhibit 99.1
Consent of Director Nominee
     rue21, inc. has filed a Registration Statement on Form S-1 (File No. 333-161850) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of rue21, inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of rue21, inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Douglas E. Coltharp
Douglas E. Coltharp

Dated: November 2, 2009